

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dillon Scott Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Broadway, Suite 838
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Schaefer, President — 212-430-6654 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLP
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)



SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH, D.C. 165 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Greg Schaefer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dillon Scott Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

SWORN TO BEFORE ME THIS 26th DAY OF Feb 2003
NOTARY PUBLIC

Signature

President

Title

Notary Public

ANIL M. MUKHATIYAR
NOTARY PUBLIC, State of New York
No. 41-4985497
Qualified in Queens County
Commission Expires Aug. 19, 20 03

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DILLON SCOTT SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION, JUNE 28, 2001 TO DECEMBER 31, 2002



Cuthill & Eddy LLP
CERTIFIED PUBLIC ACCOUNTANTS



Cuthill & Eddy LLP

CERTIFIED PUBLIC ACCOUNTANTS

Limited Liability Partnership

Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner
Todd Hitchins, Partner

Independent Auditor's Report

Board of Directors
Dillon Scott Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Dillon Scott Securities, Inc. as of December 31, 2002, and the related statements of loss, changes in stockholder's equity, and cash flows for the period from inception June 28, 2001 to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dillon Scott Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the period from inception June 28, 2001 to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2002, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLP

February 14, 2003

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

DILLON SCOTT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 30,137
Employee advance	5,600
Loan to officer	1,000
Commissions receivable	6,844
Deposit with clearing broker	10,000
	$ 53,581

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 3,689
Stockholder's equity:	
Common stock, .0001 par value, 1,000 shares authorized, issued and outstanding	-
Additional paid-in capital	54,100
Deficit	(4,208)
	49,892
	$ 53,581

See notes to financial statements.

DILLON SCOTT SECURITIES, INC.

STATEMENT OF LOSS

FOR THE PERIOD FROM INCEPTION JUNE 28, 2001
TO DECEMBER 31, 2002

Revenues:		
Commission income	$	39,269
Other income		3,926
		43,195
Expenses:		
Clearing and communications		8,953
General and administrative		38,450
		47,403
Net loss	$	(4,208)

See notes to financial statements.

DILLON SCOTT SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE PERIOD FROM INCEPTION JUNE 28, 2001
TO DECEMBER 31, 2002

	Common stock		Additional		
	Shares	Amount	paid-in capital	Deficit	Total
Capital contributions	1,000	$ -	$ 54,100	$ -	$ 54,100
Net loss	-	-	-	(4,208)	(4,208)
Balances, December 31, 2002	1,000	$ -	$ 54,100	$ (4,208)	$ 49,892

See notes to financial statements.

DILLON SCOTT SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM INCEPTION JUNE 28, 2001
TO DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	$ (4,208)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in employee advance	(5,600)
Increase in loan to officer	(1,000)
Increase in commissions receivable	(6,844)
Increase in deposit with clearing broker	(10,000)
Increase in accounts payable	3,689
Total adjustments	(19,755)
Net cash used by operating activities	(23,963)
Cash flows from financing activities:	
Capital contributions and cash provided by financing activities	54,100
Net increase in cash and cash at end of period	$ 30,137

See notes to financial statements.

DILLON SCOTT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION JUNE 28, 2001
TO DECEMBER 31, 2002

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Dillon Scott Securities, Inc. (the "Company") was incorporated June 28, 2001 and began operations in May 2002 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company clears its trades through a third-party reintroducing broker agreement with Computer Clearing Services, Inc. on a fully disclosed basis. Therefore, the Company does not carry securities accounts for customers or perform custodial functions.

Advertising:

The Company expenses advertising costs as the costs are incurred. Advertising expense amounted to $1,306 in 2002.

Revenue and expense recognition:

The revenue of the Company is derived primarily from commissions earned on the sale of securities. Commission income is recorded on the date of the transaction leading to the commission.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Income taxes:

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the future year in which they occur. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

DILLON SCOTT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE PERIOD FROM INCEPTION JUNE 28, 2001
TO DECEMBER 31, 2002

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2002, the Company had excess net capital of $38,292 and a net capital ratio of .09.

3. Liabilities subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2002.

4. Supplemental disclosures of cash flow information:

Cash was paid during the year for:

Interest	None
Income taxes	None

DILLON SCOTT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Net capital		
Total stockholder's equity	$	49,892
Deductions:		
Nonallowable assets:		
Employee advance		(5,600)
Loan to officer		(1,000)
Net capital	$	43,292
Reconciliation with Company's computation (included in Part II of Form Z-17A-5 as of December 31, 2002)		
Net capital, as reported in Company's Part II FOCUS report	$	43,292

DILLON SCOTT SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

DECEMBER 31, 2002

Aggregate indebtedness:	
Accounts payable	$ 3,689
Ratio of aggregate indebtedness to net capital	.09



Cuthill & Eddy LLP
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Partnership

Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner
Todd Hitchins, Partner

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Board of Directors
Dillon Scott Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Dillon Scott Securities, Inc. (the "Company") for the period from inception, June 28, 2001 to December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 14, 2003